John Mahon 202.729.7477	Writer’s E-mail Address John.Mahon@srz.com

September 22, 2016

VIA EDGAR

Christina DiAngelo Fettig, CPA

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Great Elm Capital Corp.

Registration Statement on Form N-14

(File Nos. 814-01211 and 333-212817)

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Great Elm Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 21, 2016 with respect to the Company’s Registration Statement on Form N-14 (File No. 333-212817), filed with the Commission on August 1, 2016 (the “Registration Statement”) to register the shares of the Company’s common stock to be issued in connection with the merger of Full Circle Capital Corporation (“Full Circle”) with and into the Company (the “Merger”), and the prospectus of the Company and the proxy statement of Full Circle included therein (the “Proxy Statement/Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Proxy Statement/Prospectus are referenced in the below responses, such revisions are indicated by proposed marked pages from the Proxy Statement/Prospectus attached hereto.

General

1.            Comment:  In connection with the transfer of investments from the Mast Funds to the Company, please revise the disclosure set forth in the Proxy Statement/Prospectus to separately address each factor from the AICPA Audit Risk Alert from 2013-2014 regarding disclosure in special purpose schedules of investments.  To the extent you believe a particular factor does not require additional disclosure, please provide your analysis to the Staff on a supplemental basis.

Christina DiAngelo Fettig

James E. O’Connor

September 22, 2016

Response:  Set forth below are the Company’s responses to each of the factors discussed in the 2013-2014 Audit Risk Alert:

a. Disclosure of any asset that was on partial interest accrual or nonaccrual of interest in any of the last two or three years, as applicable.

Response:  The Company advises the Staff on a supplemental basis that none of the portfolio assets to be transferred from the Mast Funds to the Company (collectively, the “Mast Portfolio Assets”) have experienced partial interest accrual or nonaccrual of interest in the last two years.

b. Disclosure of any material changes in the creditworthiness of any borrower in any of the last two or three years, as applicable.

Response:  The Company advises the Staff on a supplemental basis that it does not believe that any of the borrowers underlying the Mast Portfolio Assets has experienced material changes in its respective creditworthiness in any of the last two or three years, as applicable.  Specifically, while Avanti announced in July that it will seek waivers from its bondholders to permit it to make a one time, “in-kind” interest payment for the interest payment due October 1, 2016 while undertaking a review of strategic options, including a sale of the company, the Company does not believe that this reflects a material degradation in Avanti’s creditworthiness.  Notably, Avanti’s bonds are currently bid at or above the market prices of such bonds immediately prior to Avanti’s initial announcement of a potential liquidity shortfall, and there remain multiple parties bidding for the bonds at or above the pre-announcement prices following announcement of the proposed waiver.

c. Disclosure of any restructuring of an asset in the last two or three years, as applicable, such as changes in interest rate, changes in the type of interest (cash to PIK, for example), or changes in the maturity date.

Response:  The Company has included disclosure regarding developments involving Avanti under the heading “GECC – Initial GECC Portfolio” beginning on page 99 of the Proxy Statement Prospectus in response to the Staff’s comments.  In addition, the maturity date of the Tallage Adams loan was extended in October 2013.  Notwithstanding the foregoing, the Company has included disclosure regarding developments involving Avanti and Tallage under the heading “GECC – Initial GECC Portfolio” beginning on page 99 of the Proxy Statement Prospectus.  Other than the foregoing, the Company advises the Staff on a supplemental basis that none of the other investments included in the Mast Portfolio Assets have undergone a restructuring during the prior three years

d. Narrative disclosure to address the risk of cherry-picking (for example, an adviser causes the BDC or other investment company to purchase nonperforming assets from a private fund), such as a description of why certain assets are being acquired while other assets are not being acquired, as well as a comparison of the performance of acquired assets and the performance of those assets not acquired.

Response:  The Company has included narrative disclosure regarding the process for selecting the investments to be included in the Mast Portfolio Assets, along with a comparison of the attributes of those investments compared to ones that the Mast Funds will retain subsequent to completion of the Merger, under the heading “GECC – Initial GECC Portfolio” beginning on page 99 of the Proxy Statement Prospectus in response to the Staff’s comments.

Christina DiAngelo Fettig

James E. O’Connor

September 22, 2016

e. Either management representation in the registration statement that the fair values of the assets to be acquired have not materially changed since the last audit of each private fund’s financial statements, or, if the fair value did materially change, disclosure of the new fair values of the assets.

Response:  The Company has included disclosure regarding the updated estimated fair value of each of the investments comprising the Mast Portfolio Assets as of August 31, 2016 under the heading “GECC – Initial GECC Portfolio” beginning on page 99 of the Proxy Statement Prospectus in response to the Staff’s comments.

2.            Comment:  Please provide the Staff on a supplemental basis with a brief description of the redemption rights of the Mast Fund investors, noting whether the Company expects that its shares held by the Mast Funds subsequent to completion of the Merger will be distributed to Mast Fund investors in satisfaction of redemption requests.

Response:  The Company advises the Staff on a supplemental basis that the Mast Funds provide their investors with quarterly redemption rights.  In addition, while the Mast Funds are permitted to distribute shares of the Company in-kind to their investors once such shares become freely tradable under the Securities Act, the Company has been advised by the manager of the Mast Funds that it does not currently expect that the Mast Funds will distribute the Company’s shares to investors in the Mast Funds in satisfaction of redemption requests.

3.            Comment:  We note the footnote to the Special Purpose Schedule of Investments that indicates that the debt investment in Avanti currently has a payment-in-kind, or “PIK,” provision.  Please revise such footnote to show the cash rate separate from the PIK rate, to the extent such PIK provision existed as of the date of the Special Purpose Schedule of Investments.  To the extent such PIK provision was implemented subsequent to such date, please include similar information in narrative disclosure.

Response:  The Company has included disclosure regarding developments involving Avanti, including the addition of a potential one time, PIK payment for the interest payment due October 1, 2016, under the heading “GECC – Initial GECC Portfolio” beginning on page 99 of the Proxy Statement/Prospectus in response to the Staff’s comments.  In addition, the Company advises the Staff on a supplemental basis that Special Purpose Schedule of Investments predates the solicitation by Avanti of a proposed waiver for purposes of making the one time, PIK payment relating to the interest payment due October 1, 2016.

4.            Comment:  Please confirm to the Staff on a supplemental basis that the Company’s cost basis of the current portfolio assets of Full Circle will equal their fair value as of the date the Merger is consummated, noting how any change in valuations between the valuation date and the date the Merger is consummated will be handled by the Company from an accounting perspective.

Response:  The Company confirms that it intends to use the fair value of the current portfolio assets of Full Circle as of the date the Merger is consummated as the cost basis for such assets going forward, in accordance with the treatment of the Merger as a business combination.  With respect to the MAST Portfolio assets, the Company intends to use the fair value of such assets as of the measurement date. In addition, the Company advises the Staff on a supplemental basis that while it does not currently expect there to be any material difference in the valuation of the MAST Portfolio Assets between the valuation date and the consummation of the Merger, the Company would expect to record an unrealized loss or gain upon consummation of the Merger.

Christina DiAngelo Fettig

James E. O’Connor

September 22, 2016

5.            Comment:  Please advise the Staff on a supplemental basis how the transaction expenses relating to the Merger on the one hand and asset acquisition from the Mast Funds on the other hand are being allocated between the two transactions. To the extent there are material transaction expenses relating to the asset acquisition, please confirm that such expenses will be capitalized and reflected in the cost basis of the Mast Portfolio Assets.

Response:  The Company advises the Staff on a supplemental basis that it expects nearly all of the transaction expenses incurred to be allocated to the Merger, rather than to the asset acquisition from the Mast Funds, which reflects a relatively simple transaction structure.  As a result, the Company does not expect that a material amount of transaction expenses will be allocated to the asset acquisition or be capitalized and reflected in the cost basis of the Mast Portfolio Assets subsequent to completion of the Merger.

6.            Comment:  Please advise the Staff on a supplemental basis whether the Company is comfortable that there would be no material differences between the fair value of the portfolio assets of Full Circle reflected in the Pro Forma Schedule of Investments and the fair value that the Company would have ascribed to such portfolio assets as of the same date.

Response:  The Company advises the Staff on a supplemental basis that, while it has not conducted its own independent valuations of each of the assets comprising Full Circle’s investment portfolio, after thorough diligence of the entire portfolio and discussions with Full Circle’s investment personnel, the Company confirms to the Staff that nothing has come to the Company’s attention that would lead it to believe that there would be a material difference between the valuations the Company would have ascribed to the portfolio assets of Full Circle and the fair values of such assets as reflected in the Pro Forma Schedule of Investments as of the date set forth therein.  Specifically, each of the Full Circle investments is presently treated as a Level 3 investment for ASC 820 purposes, and has been valued by Full Circle with the majority of the assets being valued with the assistance of one of two third-party valuation firms.  The Company initially expects to retain this third-party valuation firm to assist it in determining the fair value of such assets subsequent to completion of the Merger.

7.            Comment:  Please update the footnote in the Pro Forma Schedule of Investments relating to non-qualifying assets to reflect the percentage of the Company’s total assets that are non-qualifying.

Response:  The Company has revised the above-referenced footnote disclosure beginning on page 85 of the Proxy Statement/Prospectus in response to the Staff’s comment.

8.            Comment:  Please explain to the Staff on a supplemental basis how each factor from the AICPA Audit Risk Alert from 2011-2012 regarding disclosure in pro forma schedules of investments has been incorporated into the notes to the Pro Forma Schedule of Investments.

Response:  Set forth below are the Company’s responses to each of the factors discussed in the 2011-2012 Audit Risk Alert:

a.                                    A general description of the merger, including the identification of the investment company whose financial performance will be carried over to financial statements prepared in future periods; Note: For transactions structured as mergers of multiple registered management investment companies, disclosure of whether the mergers are contingent upon the target companies’ shareholders approving the merger.

Christina DiAngelo Fettig

James E. O’Connor

September 22, 2016

Response:  The Company has included disclosure providing an overview of the Merger on page iv of the Proxy Statement/Prospectus under the Q&As titled “What will happen in the Merger” and “What will I receive in the Merger” and in the Summary section starting on page 1.  In addition, more detailed disclosure regarding the Merger is included starting on page 41.

b.                                    Disclosure of the cost of the merger to each of the participating registered management investment companies and rationale for cost allocation, whether or not the merger is consummated;

Response:  The Company has included disclosure regarding the costs to each of the Company and Full Circle of the transaction in the Q&A on page vii of the Proxy Statement/Prospectus.  This Q&A also contains disclosure on which entities will pay the transaction costs whether or not the Merger is completed.

c.                                     A general description of the tax consequences of the merger, including the capital loss carryforwards available to each investment company and whether those capital loss carryforwards are subject to expiration or limitation;

Response:  A general description of the tax consequences of the Merger is included in the section entitled “Certain Material U.S. Federal Income Tax Considerations – Tax Consequences of the Merger” starting on page 58 of the Proxy Statement/Prospectus.  The capital loss carryforwards, and related limitations, for Full Circle and GECC are described in the sub-section entitled “Full Circle’s Pre-Merger Capital Loss Carryforwards and Unrealized Losses.”

d.                                    Disclosure of information related to portfolio realignment, if any, that will take place after consummation of the merger, including the reasons for portfolio realignment, the extent and cost of portfolio realignment, the percentage of the target company’s portfolio that is expected to be sold as a result of portfolio realignment and an estimate of the related realized gains expected to result from such sales, and a statement that total merger costs do not reflect commissions that would be incurred during portfolio realignment.

Response:  The Company advises the Staff on a supplemental basis that it does not expect to realign Full Circle’s current portfolio assets subsequent to completion of the Merger.

e.                                     Pro forma effects of the transaction (assuming all investment companies subject to merger had merged) on the significant accounting policies, including valuation policies, net assets, management fees and other expenses, and any other significant adjustments resulting from the transaction.

Response:  The Company advises the Staff on a supplemental basis that it does not expect that its significant accounting policies or valuation policies will be materially different from those of Full Circle subsequent to completion of the Merger.  In addition, the Company has included information regarding its net assets and other significant adjustments in its Pro Forma Balance Sheet.  The Company has also included disclosure regarding the impact of the Company’s expected fees and expenses under the “Comparative Fees and Expenses” section of the Proxy Statement/Prospectus beginning on page 34.

Christina DiAngelo Fettig

James E. O’Connor

September 22, 2016

f.                                        Reference to the audited financial statements of each investment company participating in the merger.

Response:  The Company has included the annual audited financial statements of Full Circle as of and for the year ended June 30, 2015, as well as the audited seed stage financial statements of the Company, in the Proxy Statement/Prospectus.

9.            Comment:  Please include an estimate of updated organizational and offering costs incurred in a “Recent Developments” section in the Proxy Statement/Prospectus.

Response:  The Company has included disclosure regarding updated organizational and offering costs incurred to date under the heading “GECC – Recent Developments” beginning on page 118 of the Proxy Statement Prospectus in response to the Staff’s comments.

10.    Comment:  Please clarify on a supplemental basis which party will reimburse transaction costs if the Merger is completed.

Response:  The Company advises the Staff on a supplemental basis that if the Merger is completed, all transaction costs that have been paid or accrued for by the MAST Funds and Great Elm Capital Group will be reimbursed by the Company.  In addition, the Company respectfully refers the Staff to the disclosure with respect to such reimbursements, beginning on page 87 of the Proxy Statement/Prospectus.

11.    Comment:  Please confirm to the Staff on a supplemental basis that no joint enterprises or arrangements in violation of Section 57(a) under the 1940 Act are expected to arise in connection with the transfer of any of the Mast Portfolio Assets to the Company.

Response: The Company advises the Staff on a supplemental basis that it does not believe that the transfer of any of the Mast Portfolio Assets will result in a Section 57(a) issue.  Specifically, the analysis provided in the Company’s response dated September 16, 2016 to the comment of the Staff regarding a potential Section 57(a) issue with respect to Avanti is also applicable to the Company’s expected holding in Everi, in which the Mast Funds will continue to hold approximately 6% of Everi’s voting securities subsequent to completion of the Merger.

*          *          *

Christina DiAngelo Fettig

James E. O’Connor

September 22, 2016

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:                              Peter Reed, Chief Executive Officer / Great Elm Capital Corp.